March 13, 2020

Wenxian Fan
Chief Executive Officer
Pony Group Inc.
Engineer Experiment Building, A202
7 Gaoxin South Avenue, Nanshan District,
Shenzhen, Guangdong Province,
People's Republic of China

       Re: Pony Group Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed March 2, 2020
           File No. 333-234358

Dear Ms. Fan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Form S-1 filed March 2, 2020

Executive Compensation, page 42

1. Please update to provide the compensation disclosure required for your most recent fiscal year end. Refer to Item 402 of Regulation S-K.
Principal Stockholders, page 43

2. We note the beneficial ownership table is dated as of September 30, 2019. Please update the beneficial ownership table to the most recent practicable date. Wenxian Fan
Pony Group Inc.
March 13, 2020
Page 2
Item 16. Exhibits
Exhibit 10.3, page II-3

3. Please refer to section 6.5 of your Subscription Agreement. We note the forum selection provision in your subscription agreement identifies the exclusive jurisdiction of the Federal District Court of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York. Please disclose this exclusive forum provision in your prospectus. Provide risk factor disclosure discussing the potential impact on investors, including increased costs to bring a claim and that this provisions could discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Also, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability by the Securities Act or the rules and regulations thereunder. As such, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision as to Securities Act claims. Additionally clarify whether this provision would apply to subsequent secondary purchasers.
4. Please refer to Item 6.15 of your Subscription Agreement. Please disclose the waiver of trial by jury in your prospectus, under "Description of Capital Stock," at page 45. Please also clarify if the provision applies to claims under the federal securities laws and whether or not these provisions would apply to secondary purchasers. To the extent this provision applies to claims under the federal securities laws, provide risk factor disclosure describing the attendant risks, including any question whether or not a court would enforce the provision, as well as impacts of limitations on claims arising under other applicable state or federal laws. If this provision does not apply to federal securities law claims, please ensure that the jury trial waiver provision in the subscription agreement states this clearly.
        You may contact Melissa Gilmore at 202-551-3777 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859
with any other questions.



FirstName LastNameWenxian Fan                                  Sincerely,
Comapany NamePony Group Inc.
                                                               Division of
Corporation Finance
March 13, 2020 Page 2                                          Office of
Finance
FirstName LastName